

March 4, 2011

Paul Pearlman, President
Kids Only Market Inc.
304, 1020 14th Ave., SW
Calgary, Alberta, T2R 0N9
Canada

> **Re: Kids Only Market Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-171486**

Dear Mr. Pearlman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1. Sales at variable prices may commence following quotation of the securities on the OTC BB or listing on a national securities exchange. Please revise your disclosure on this page and elsewhere in the prospectus.

Plan of Distribution and Selling Shareholders, page 9

2. We partially reissue comment five of our letter dated January 26, 2011. Please also clarify this section to refer to quotation on the OTC BB or listing on a national securities exchange.

<u>State Law Restrictions on Resale, page 10</u>

3. Please clarify the meaning of the sentence in the first paragraph of this section that states "Many states, for example, have securities of issuers that public continuous disclosure of financial and non-financial information in a recognized securities manual . . ."

<u>Description of Business, page 12</u>
<u>In General, page 12</u>

4. We note that you intend to focus your efforts on the North America market, as disclosed in the third paragraph on page 13. Please revise your discussion throughout your prospectus to address your efforts to target the Canadian and Mexican markets.

5. In this regard, address any existing or probable governmental regulations on your business in Canada and Mexico. See Item 101(h)(4)(ix) of Regulation S-K.

6. We note your supplemental response and reissue comment 12 of our letter dated January 26, 2011. Please update your disclosure regarding growth in the industry. In this regard, we note that your statistics regarding the retail baby-juvenile market are taken from Toys "R" Us, Inc.'s Form 10-K for the fiscal year ended February 2, 2008.

7. We reissue comment 14 of our letter dated January 26, 2011. In this regard we note your deletion of a sentence in the second paragraph of page 14, but are still unclear on the relevance of your discussion of the amount of clothes and textiles thrown away by the average American per year. Please revise your disclosure on page 14 to clarify the connection these statistics have to your proposed business.

8. We note your response to comment 19 of our letter dated January 26, 2011. Please revise your disclosure to describe how you contemplate users of your website will transact business. For example, it is unclear how a buyer on your website would pay a seller and whether your website will have any features to facilitate such payment.

<u>Pricing Strategy, page 17</u>

9. Please expand your discussion of IAB guidelines for over-the-page rich media units as briefly discussed in the last paragraph of page 17. For example, briefly describe such guidelines and the material consequences of not complying with them.

<u>Competition, page 20</u>

10. We partially reissue comment 23 of our letter dated January 26, 2011. Please provide the basis for your statement that sellers gain little or no monetary value for their "valuable" merchandise when using "Traditional Markets."

11. We do not understand the third and fourth sentences of the last paragraph of page 21. Please revise to clarify their meaning and their relevance to your discussion of your competition.

12. Please expand your discussion of how you compete, both positively and negatively, with the more established online auction or trading sites such as Ebay, Kijiji, Craigslist and Oodle. Furthermore, discuss your competitive position with respect to the community-based groups you discuss on page 20.

13. We note your disclosure regarding the number of items for sale on certain competitor websites in the last paragraph of page 21. To the extent you intend to retain such information, please update it in your amended registration statement and provide the most recent date you accessed such websites to make such determinations.

Market for Common Equity and Related Stockholder Matters, page 34

14. We partially reissue comment 35 of our letter dated January 26, 2011. Please revise to provide the information required by Item 201(a)(2)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director